

SE 19006057 ⊃N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response 12.00	

SEC Mail Processing

MAR 01 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5 ☒
PART III

SEC FILE NUMBER
8- 69705

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2018___ AND ENDING ___12/31/2018___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    General Wellington Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___295 Madison Avenue – 43rd Fl.___
(No. and Street)

___New York___	___NY___	___10017___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Kevin Meehan   (212) 803-7153
                                                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Singer Lewak LLP___
(Name – if individual, state last, first, middle name)

___3600 S. Yosemite St., Suite 600___	___Denver___	___Colorado___	___80237___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Kevin Meehan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____General Wellington Capital LLC_____, as of _____December 31, 2018_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEVIN B. McLANE
NOTARY PUBLIC OF NEW JERSEY
ID # 50027678
My Commission Expires 11/23/2020

#50027678

EXP 11/20
_____
Notary Public

K. Meeh
_____
Signature

FINOP
_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

General Wellington Capital LLC

FINANCIAL STATEMENTS
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.



Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
General Wellington Capital, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of General Wellington Capital, LLC (the "Company") as of December 31, 2018, and the related notes to the financial statement (collectively, the "financial statement"). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used, and significant estimates made, by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Singer Lewak LLP

February 27, 2019

3600 S Yosemite St. #600   Denver, CO 80237 T: 303.694.6700 F: 303.694.6761

877.754.4557

PrimeGlobal

An Association of
Independent Accounting Firms

GENERAL WELLINGTON CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets	
Cash	$ 68,174
Accounts Receivable	141,118
Other assets	10,480
Total Assets	**$219,772**
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 87,879
Total liabilities	87,879
Members' Equity	131,893
Total Liabilities & Equity	**$ 219,772**

The accompanying notes are an integral part of these financial statements.

GENERAL WELLINGTON CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

Note 1 – Nature of Business

General Wellington Capital, LLC (the "Company"), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. The Company provides financial advisory and marketing services to institutional investment managers. The Company's effective date of organization was November 1, 2015. The effective date of the Company's registration as a broker-dealer was June 27, 2016.

Note 2 – Summary of Significant Accounting Principles

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles general accepted in the United States of America ("US GAAP").

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company provided financial advisory and marketing services from raising capital on behalf of institutional investment managers and earns a fee under the terms of the agreement. Effective January 1, 2018, the Company adopted the ASC 606 standard *Revenues from Contracts with Customers*: identify contract with a customer: identify the performance obligations in the contract; determine transaction price; allocate transaction price to performance obligations; recognize revenue when performance obligation satisfied.

In the normal course of business, the Company acts as an intermediary or agent with respect to certain payments received from third parties. An entity is an agent if the entity's performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity's fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party transaction or acting as an "agent" in the transaction. For those transactions which the Company is considered as acting as an "agent", revenues are recorded on a net basis.

GENERAL WELLINGTON CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

Revenue Recognition (Cont'd)

The Company enters into arrangements with investment advisors and other business entities to perform marketing services to potential investors. The Company may receive referral fees paid by the investment advisors or other entities upon the receipt of management fees. The Company believes that the performance obligation is determined when the initial investment in the fund or business entity is made and as such is fulfilled at the point in time when the referred investor allocates. These are considered variable amounts, as the uncertainty is dependent on the value of the investment at future points in time as well as the length of time the referred investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly. Advisory revenues recognized in the current period are primarily related to performance obligations that may have been satisfied in prior periods.

The following table presents revenue by major source:

Revenue from contracts with customers:

Advisory revenues:		
Services sold direct to customers	$	588,510
Services sold through intermediaries	$	31,950
Total revenue from contracts with customers	$	620,460

Transition Adjustments

The Company has evaluated for a transition adjustment and has determined that there is no impact on retained earnings and therefore no adjustment is necessary.

Costs to Obtain or Fulfill a Contract with Customers

The Company has recorded as an asset certain costs incurred to obtain revenue with its investment advisor customers, such as sales commissions paid to licensed representatives for obtaining investments in mutual funds. These costs are amortized to expense over a period of one month that the services are expected to be provided to the investment advisor customer. The Company has elected to use practical expedient and recognize the incremental cost to obtain a contract as an expense when incurred since the amortization of the period would have been recognized as expense over a period of time over less than one year.

GENERAL WELLINGTON CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

Income Taxes

The Company has elected to be treated as a partnership for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's members, and no provision for federal income taxes has been recorded on the accompanying financial statements.

The Company is a New York Limited Liability Company and is subject to New York City unincorporated business tax ("UBT") on partnerships operating in New York City, and the provision for the UBT tax is reflected in the accompanying Statement of Income. Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. As of December 31, 2018, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements.

Accounts Receivable

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Note 3 – Concentrations and Credit Risk

Concentrations:

During the year ended December 31, 2018, the Company primarily generated revenues from four clients as follows: approximately $376,000 - 61%; $129,000 - 21%; $83,000 - 13% and $32,000 - 5% of the Company's total revenues. Accounts receivables were concentrated in three clients as follows: approximately $91,000 - 64%; $32,000 - 23% and $18,000 - 13%.

Credit Risk

The Company maintains a checking account in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

GENERAL WELLINGTON CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

. **Note 4 – Related Party Transactions**

Operating Lease

The Company has an office space expense sharing arrangement with an affiliated entity whose owner is the owner and designated principal of the Company. The term of the agreement is for three years and expires in December 2021 and may be terminated by either party upon 90 days prior written notice. During the year ended December 31, 2018, Occupancy costs charged to operations were $108,000.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as a charge to operations rather than as allocations of membership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of net income. During the year ended December 31, 2018 the Company recorded a charge of approximately $226,000 for compensation and benefits.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, under which the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2018, the Company had net capital of $10,589, which was $5,589 in excess of its net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 5.4 to 1.

The Company qualifies under the exemption provisions of Rule 15c3-3 under subparagraph (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Note 6 Commitments and Contingencies

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

Indemnification

The Company has entered into a Business Advisory Agreement with each client; each having various terms and conditions outlined within each agreement. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 7 – Subsequent Events

Management has evaluated the impact of all events and transactions occurring after period end through the date these financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure.